Exhibit 99.4
For more information, please contact:

Company Contact:	Investor Relations Contact:
Asia Pacific Wire & Cable Corporation Limited	CCG Investor Relations
Mr. Frank Tseng, CFO	Mr. John Harmon, CFA, Senior Account Manager
Phone: +886-2-2712-2558 Ext. 66	Phone: +86 (10) 6561-6886 ext. 807 (Beijing)
E-mail: frank.tseng@apwcc.com	E-mail: john.harmon@ccgir.com
www.apwcc.com	www.ccgir.com
Asia Pacific Wire & Cable Corporation to Present at the 2011 GHS Conference
TAIPEI, Taiwan, July 11, 2011 /PRNewswire-Asia-FirstCall/ — Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC — News) (“APWC” or the “Company”), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in selected Asia-Pacific markets, today announced that the Company’s management will present at the upcoming 2011 GHS Conference to be held in San Francisco, California during July 17-19, 2011.

Date:	Monday, July 18, 2010
Time:	10:30 a.m. Pacific Daylight Time
Track:	Track 6, China Track
Venue:	The InterContinental San Francisco Hotel
888 Howard Street
San Francisco, CA 94103
Mr. Frank Tseng, Chief Financial Officer, will discuss the Company’s business, strategy, and financial performance. Company management will also participate in one-on-one meetings with analysts and investors. To schedule a meeting, please contact your institutional sales representative.
The Company is also planning to hold meetings with U.S. investors before and after the conference.
About Asia Pacific Wire & Cable Corporation
Asia Pacific Wire & Cable Corporation is a leading manufacturer and distributor of telecommunications and power cable and enameled wire products in the Asia Pacific region, primarily in Singapore, Thailand, Australia and China. For more information on APWC, visit http://www.apwcc.com. Information on the Company’s Web site or any other Web site does not constitute a portion of this release.

Safe Harbor Statement
This release contains certain “forward-looking statements” relating to the business of the Company and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as “believes, expects” or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.
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